Exhibit 99.2

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS OF
GOLDEN STAR RESOURCES LTD.

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of shareholders of Golden Star Resources Ltd. (the “Corporation”) will be held at 11:30 a.m. (Toronto time) on Monday, September 17, 2018, in the Algonquin Boardroom at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6. At the Meeting, shareholders will be asked:

1.	to consider and, if deemed fit, authorize, approve and confirm, with or without variation, an ordinary resolution, the full text of which is attached as Schedule A to the accompanying management information circular of the Corporation (the “Circular”), approving the issuance of 163,210,500 common shares in the capital of the Corporation (the “Common Shares”) to La Mancha Holding S.à.r.l. (“La Mancha”) or any of its affiliates, all as more particularly set forth in the subscription agreement dated August 1, 2018 between the Corporation and La Mancha filed on SEDAR on August 9, 2018, and described in the Circular;
2.	to consider and, if thought fit, authorize, approve and confirm, with or without variation, a special resolution, the full text of which is attached as Schedule B to the Circular, to authorize, if and when the board of directors of the Corporation resolves to do so, within one year from the date of shareholder approval, the consolidation of the issued and outstanding Common Shares on the basis of 1 post-consolidation Common Share for every 5 pre-consolidation Common Shares, as more particularly described in the Circular; and
3.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Additional information on the above matters can be found in the Circular under the heading “About our Shareholder Meeting – Business of the Meeting”.

The board of directors has fixed the close of business on August 14, 2018, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a registered shareholder of the Corporation, accompanying this Notice of Meeting is a form of proxy. If you do not expect to attend the Meeting in person, please promptly complete and sign the enclosed form of proxy and return for receipt by no later than 5:00 p.m. (Toronto time) on Thursday, September 13, 2018. If you receive more than one proxy form because you own common shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a non-registered shareholder, accompanying this Notice of Meeting is a voting instruction form. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated at Toronto, Ontario, this 14th day of August, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
By: “Andre van Niekerk”
Andre van Niekerk
Executive Vice President and Chief Financial Officer